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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 19, 2018

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Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             Bilibili Inc.
Registration Statement on Form F-1 (File No. 333-223405)

Dear Mr. Kauten, Ms. Ayoola, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the Staff’s requests that were verbally communicated to the Company’s U.S. counsel on March 16, 2018.

For marketing purposes, an estimated initial public offering price range between US$10.50 and US$12.50, with a mid-point of US$11.50, has been established and included in Amendment No. 1 to the Registration Statement containing the preliminary prospectus for the offering filed on March 16, 2018 (the “Revised Registration Statement”). The Company respectfully advises the Staff that this range was estimated with reference to the valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions.  The estimated price range is subject to change, which may result from variations in market conditions and other developments.  Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the final offering price will fall within this estimated price range.

A detailed description of the factors contributing to the increase in the fair value of the ordinary shares of the Company from US$6.94 per ordinary share as of December 31, 2017 to US$11.50 per ordinary share, the mid-point of the estimated price range for this offering, is set forth on page 96 of the Revised Registration Statement.

Summary of recent equity awards

In responses to Staff’s request, the Company summarized below the equity awards issued from January 1, 2017 through December 31, 2017 to its employees and non-employees, all in the form of share options:

Grant date	Number of shares granted	Fair value of underlying ordinary share for financial reporting purposes	Exercise price
		in US$	in US$
January 1, 2017	400,000	2.80	0.0001
April 17, 2017	100,000	3.92	0.0001
June 1, 2017	100,000	4.16	0.0001
June 10, 2017	1,340,100	4.21	0.0001
June 20, 2017	75,000	4.27	0.0001
July 3, 2017	200,000	4.36	0.0001
September 1, 2017	175,000	5.28	0.0001
September 10, 2017	2,765,000	5.41	0.0001
September 15, 2017	250,000	5.49	0.0001
September 30, 2017	2,779,000	5.72	0.0001
October 1, 2017	200,000	5.72	0.0001
December 10, 2017	850,000	6.94	0.0001
Total	9,234,100

As disclosed on page 93 of the Revised Registration Statement, as there has been no public market for the ordinary shares underlying the Company’s equity awards, for all periods prior to the initial public offering, the fair value of the ordinary shares underlying the equity awards was estimated on each grant date based on a third-party valuation. In order to determine the fair value of the Company’s ordinary shares, the Company’s management considered various objective and subjective factors to determine the fair value of the ordinary shares as of each grant date, including:

•                  the prices at which the Company sold preferred shares to investors in recent equity financings;

•                  the Company’s financial position, including cash on hand, and the Company’s historical and current operating results;

•                  the Company’s estimation on future cash flow and the corresponding monetization plan;

•                  the Company’s negative cash flows and need for additional financing;

•                  the lack of an active public market for the ordinary shares;

•                  the likelihood of achieving a liquidity event, such as an initial public offering, in light of prevailing market conditions; and

•                  analysis of initial public offerings and market performance of similar companies in the industry.

Difference between recent valuations leading up to the offering and estimated offering price

The Company believes the implied increase in share value of $6.94 per share as of December 31, 2017 to around $11.5 per share, the mid-point of the estimated initial public offering price range, is primarily attributable to the following factors:

1.              Improvement in the Company’s business performance

The number of average monthly active users increased from 71.8 million in the fourth quarter of 2017 to 76.4 million in the first two months of 2018.

In January 2018, the Company upgraded its membership system, expanding the premium content that can be accessed by its members. As a result, the Company experienced rapid growth in its paying users, and such growth has exceeded the Company’s previous estimate. The number of average monthly paying users across the Company’s platform more than doubled from 1.07 million in the fourth quarter of 2017 to 2.37 million in the first two months of 2018. Additionally, the number of average monthly paying users for mobile games increased from 0.6 million in the fourth quarter of 2017 to 0.9 million in the first two months of 2018.

2.              Improvement in capital markets

There has been an improvement in the performance of the U.S. capital markets since the end of December 2017. For example, the Nasdaq China Index(“NQCN”) value increased by over 8.1% from December 31, 2017 to March 16, 2018. The Company believes that the favorable market sentiment since the end of December 2017 has contributed to the increase in the fair value of its ordinary shares.

3.              Reduced cost of capital and discount for lack of marketability

As a result of (a) an imminent initial public offering and (b) the improvement in capital market mentioned above, if the Company performs a valuation of its ordinary shares as at the initial public offering date using the same methodology and keeping the other assumptions unchanged (e.g. using the same financial forecasts prepared for the valuation as at December 31, 2017), the implied assumption of discount rate would have decreased from 17% to 13%, and the implied discount for marketability discount would have decreased from 10% to 0%. As a result, the per share value would increase from US$6.94 to US$11.38.

The Company’s initial public offering will increase the liquidity and marketability of its ordinary shares. The Company’s initial public offering will also provide it with additional capital, enhance its ability to access capital markets to grow its business, and raise its overall profile.

*  *  *  * *

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Rui Chen, Chairman of the Board of Directors and Chief Executive Officer, Bilibili Inc.

Ni Li, Chief Operating Officer, Bilibili Inc.

Xin Fan, Chief Financial Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Esq., Partner, Latham & Watkins